

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

Via E-mail
Mr. Hin Kwok Sheung
Chief Executive Officer
Globalink, Ltd.
#210-4751 Garden City Road
Richmond, BC V6X 3M7, Canada

> **Re:** **Globalink, Ltd.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed December 2, 2014**
> **Response dated December 2, 2014**
> **File No. 333-133961**

Dear Mr. Sheung:

We have reviewed your filing and your response dated December 2, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

General

1. The representations provided in your response letter to us dated December 2, 2014 were inconsistent with the representations we requested you provide to us in our letter dated November 21, 2014. Please provide a written statement from the company using the exact language that we previously requested, i.e.:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Item 9A. Controls and Procedures, page 26</u>

2. We note your response to comment 1 in our letter dated November 21, 2014, wherein you stated you "amended the filing to clearly state that management concluded that their internal control over financial reporting was ineffective as of December 31, 2013." The amended language on page 26 of your Form 10-K/A filed December 2, 2014 is inconsistent with your response, as it repeats your conclusion regarding the effectiveness of your disclosure controls and procedures as opposed to providing your conclusion regarding the effectiveness of your internal control over financial reporting. Please amend your filing to clearly state management's conclusion as to whether your internal control over financial reporting was effective or ineffective as of December 31, 2013.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief